

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 5, 2009

Via U.S. mail and facsimile to (808) 694-4626

Kent T. Lucien
Chief Financial Officer
Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

   RE: Bank of Hawaii Corporation
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed February 25, 2009
      File No. 001-06887

Dear Mr. Lucien,

   We have completed our review of your Form 10-K and have no further comments at this time.

          Sincerely,

          Paul Cline
          Senior Accountant